ISSUER FREE WRITING PROSPECTUS

Dated February 17, 2023

Filed Pursuant to Rule 433

Registration No. 333-269470

M anagement Roadshow Presentation January 2023 Ispire Technology Inc. February 2023

Disclaimer 1 Source: US Tiger research This presentation has been prepared by Ispire Technology Inc . (the “Company”) solely for informational purposes . The information included herein in this presentation has not been independently verified . No representations, warranties or undertakings, express or implied, are made by the Company or any of its affiliates, advisers or representatives or the underwriters as to, and no reliance should be placed upon, the accuracy, fairness, completeness or correctness of the information or opinions presented or contained in this presentation . By viewing or accessing the information contained in this presentation, you acknowledge and agree that none of the Company or any of its affiliates, advisers or representatives or the underwriters accept any responsibility whatsoever (in negligence or otherwise) for any loss howsoever arising from any information presented or contained in this presentation or otherwise arising in connection with the presentation . The information presented or contained in this presentation is subject to change without notice and its accuracy is not guaranteed . None of the Company or any of its affiliates, advisers or representatives or the underwriters make any undertaking to update any such information subsequent to the date hereof except as required by law . This presentation should not be construed as legal, tax, investment or other advice . The Company has filed a registration statement on Form S - 1 with the SEC, File No . 333 — 269470 , relating to the proposed public offering of its securities in the United States, but the registration statement has not yet become effective . The proposed offering of the Company’s securities to be made in the United States will be made solely on the basis of the prospectus included in such registration statement, as and when declared effective by the Securities and Exchange Commission . Any decision to purchase the Company’s securities in the proposed offering should be made solely on the basis of the information contained in the prospectus . This presentation contains statements that reflect the Company’s intent, beliefs or current expectations about the future These statements can be recognized by the use of words such as “ expects,”“ plans,” “will,” “estimates,” “projects,” “intends” or words of similar meaning . These forward - looking statements are made only, and are based on, estimates and information available to the Company, as of the date of this Presentation, and are not guarantees of future performance . All statements other than statements of historical fact in this Presentation are forward - looking statements, including but not limited to, the Company’s goals and growth strategies ; the Company’s expectations regarding demand for and market acceptance of the Company’s brand and platforms ; the Company’s future business development, results of operations and financial condition ; the Company’s ability to establish manufacturing operations in Vietnam and the United States ; the Company’s ability to establish relationships with suppliers other than Shenzhen Yi Jia ; the effect of regulations relating to the marketing and sale of vaping products in the United States and other countries ; the Company’s ability to maintain and improve the Company’s infrastructure necessary to operate the Company’s business ; competition in the vaping industry ; the expected growth of, and trends in, the markets for the Company’s products and services in the markets in which jurisdictions that we sell the Company’s products ; the development of a market for cannabis vaping products outside of the United States, including the legalization of cannabis in certain European countries ; the expected growth of, and trends in, the markets for the Company’s products and services in the markets in which jurisdictions that we sell the Company’s products ; the effect of supply chain issues on the Company’s ability to manufacture and the Company’s ability and the ability of the Company’s distributors to distribute product ; the development of a market for cannabis vaping product and the Company’s ability to market cannabis products to adult users ; the Company’s ability to compete successfully for both tobacco and cannabis products, the expected growth of, and trends in, the markets for the Company’s products and services jurisdictions that we sell or plan to sell the Company’s products ; effects of the COVID - 19 pandemic and steps taken by governments to address the pandemic and the effect of the COVID - 19 pandemic on the Company’s supply chain ; government policies and regulations relating to the Company’s operations, including regulations relating to the sale and distribution of the Company’s vaping products and those relating to manufacturing operations ; the Company’s ability to develop and maintain effective disclosure controls and internal controls over financial reporting ; the Company’s ability to use of proceeds from its proposed initial public offering in the manner contemplated by the Company ; the effect of any sales or the anticipation of sales by the selling stockholders upon the market price of the Company’s common stock ; the Company’s ability to comply meet the initial listing requirement on the Nasdaq Stock Market and the continued listing standards ; general economic and business condition in China and elsewhere ; the Company's ability to operate as a public company ; the period of time for which its current liquidity will enable the Company to fund its operations ; general economic and business conditions ; the volatility of the Company's operating results and financial condition and the price of its common stock ; the Company's ability to attract and retain qualified senior management personnel and research and development staff ; and assumptions underlying or related to any of the foregoing and other risks detailed in the Company's filings with the Securities and Exchange Commission, including the registration statement, and available on the SEC’s website at http : //www . sec . gov .

Disclaimer (Cont’d) 2 Source: US Tiger research These forward - looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry . The Company undertakes no obligation to update forward - looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law . Although the Company believes that the expectations expressed in these forward - looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results . This presentation does not constitute an offer to sell or an invitation to purchase or subscribe for any securities of the Company for sale in the United States or anywhere else . No part of this presentation shall form the basis of or be relied upon in connection with any contract or commitment whatsoever . Specifically, these materials do not constitute a “prospectus” within the meaning of the US Securities Act of 1933 , as amended, and the regulations enacted thereunder . This presentation does not contain all relevant information relating to the Company or its securities, particularly with respect to the risks and special considerations involved with an investment in the securities of the Company and is qualified in its entirety by reference to the detailed information in the prospectus relating to the proposed offering . Any decision to purchase the Company’s securities in the proposed offering should be made solely on the basis of the information contained in the prospectus relating to the proposed offering . Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this presentation . Any representation to the contrary is a criminal offense .

Offer Summary 3 Issuer ▪ Ispire Technology, Inc. Listing / Ticker ▪ Nasdaq Capital Market / (Ticker “ISPR”) Offering Size ▪ $36MM - $48MM Shares Offered ▪ 6,000,000 shares of common stock Anticipated Offering Price ▪ $6.00 - $8.00 Use of Proceeds o 35% - CapEx – To Establish Manufacturing Operations in Vietnam and the United States o 25% - Research & Development o 20% - Marketing and Sales o 20% - General Working Capital Expected Pricing Date ▪ February 28, 2023 Lock - up ▪ Six months for companies’ directors, officers, and +5% shareholders Underwriters ▪ US Tiger Securities, Inc. ▪ TFI Securities and Futures Limited; SPDB International Capital Limited 3

▪ Senior management team has a combined experience of over 50 years in consumer products with track record of innovation and execution in the vaping industry ▪ A well - known tobacco e - vaping brand in Europe, our brand Aspire e - vapor is sold in more than 30 countries ▪ As the pioneer of the vaporizer industry, Ispire’s management has a history of ground - breaking vaping technologies ▪ We own, will own or license a total of 200+ core technology patents issued across China, U.S., E.U. and etc. ▪ Capitalizing on proven success in products developments to expand our OEM/ODM business in tobacco ▪ Cannabis vaping total addressable market is projected at $9.6 billion in 2025 (1) ▪ Cannabis vaping – Favorable political environment anticipated based on the rise of popularity of cannabis ▪ The first company dedicated to cannabis vaping technology and products to be listed in the U.S. market ▪ Driven by extensive R&D efforts, Ispire is providing innovative products with first - class performance Investment Highlights 1 st Cannabis Vaping Company to be Listed Large and Rapidly Growing Markets Industry Leading Innovations Globally Recognized Consumer Brand Deep B ench of I ndustry Ve terans 4 (1) Market study for Ispire by Euromonitor International Limited dated January 12, 2022.

单击此处编辑母版标题样式 Content Company Overview 1 Industry Overview 2 Business Highlights Business Strategy & Use of Proceeds Financial Summary 3 4 5 5

单击此处编辑母版标题样式 Company Overview 1 6

Company Overview Excellent R&D Capabilities +14 Years of experience ▪ Leverage over 14 years of experience in research and development of vaping products and quality control management of key personnel Extensive Distribution Network ( Tobacco products only) +200 Core patents ▪ Ispire will own or license over 200 utility/design patents which were received or filed globally by a related party +150 distributors ▪ Established network of reliable distributors with non - exclusive agreements for their respective sales regions +30 countries ▪ Globally recognized consumer brand with sales spanning across 30 countries Ispire is an innovative participant in the cannabis vaping industry Revenue Growth Highlights ▪ Revenue from cannabis products increased from $2.1 million to $20.0 m illion in fiscal 2022 (1) – first introduced in FY 2021 (1) ▪ Revenue from tobacco products experienced a stable YOY growth of 11% in the last fiscal year, achieved $68.1 m illion in FY22 (1) Ispire is engaged in the research and development, design, commercialization, sales, marketing and distribution of our branded vapin g products  Cannabis products: Marketed under “ Ispire ” brand name, primarily on an ODM basis, cannabis vaping hardware sales currently are only in the US  Tobacco products: Marketed under “Aspire” brand name, sold primarily through distribution network worldwide (except for China, US and Russia) 7 61.3 68.1 2.1 20.0 0 20 40 60 80 FY21 FY22 Tabacco Products Cannabis Products Revenue by Products (in USD millions) 3% of Total Revenue 23% of Total Revenue (1) Our fiscal year ends June 30

History of Innovations (1) 1 2 3 4 2022 2010 airflow adjustable tank Nautilus (Mini) 2013 2014 Sub - Ohm tank Atlantis 2015 tank without chimney Cleito series 4 4 4 2017 Hot selling pod system with auto - draw Breeze series 2018 Leak free and liquid Isolating technology Closed System 2020 Cannabis first dual coil vaporizer DuCore 2021 Single - use Cannabis vaporizer Disposable 2022 Cannabis vaporizer Daab 4 8 (1)The technology was developed by a related party, which is 95% owned by our CEO and which is our present supplier. Pursuan t t o agreements, the technology related to cannabis vaping products is being transferred to our wholly - owned subsidiary, and the technology relating to tobacco products is licensed to a wholly - owned indirect subsidiary.

9 Cannabis Products x Sold directly by Ispire sales team in California, primarily on an ODM basis x All sales to date have been in the United States, commenced marketing efforts in Canada and Europe, primarily in the European Union Sales and Distribution Tobacco Vaping Products Sales Ratio By Region (dollars in thousands) Europe FY21: 71.8% FY22: 58.9% Asia Pacific （ exclude China) FY21: 18.8% FY22: 15.0% North America FY21: 9.3% FY22: 25.9% T obacco Products x Network of more than 150 distributors, covering over 30 countries x Distributors sell our products to wholesalers or directly to retail outlets and operate online channels such as Amazon Overall Sales Ratio By Region 38% + FY22 sales of tobacco products from largest distributer 76% + FY22 sales of tobacco products within Europe 99% FY22 sales of tobacco products from self - branded products 100% FY22 sales of cannabis products within the United States Europe , $45,568 - 74.4% Asia Pacific (excluding China) , $11,915 - 19.4% North America , $3,757 - 6.1% Other , $30 - 0.1% FY21 Europe , $51,886 - 76.2% Asia Pacific (excluding China) , $13,213 - 19.4% North America , $2,849 - 4.2% Other , $169 - 0.2% FY22

Supply Plans for Manufacturing Expansion  We are taking the initial steps toward the development of manufacturing operations in Vietnam and in California.  Initially, our manufacturing operations plan to be primarily assembling from components that we purchase from other suppliers. Vietnam 10 California

Corporate Structure Ispire International Limited (British Virgin Islands) Aspire Science and Technology Limited (HK) Aspire North America LLC (California .U.S.) 100% 100% 100% Ispire Technology Inc. (Delaware. U.S.) » Ispire Technology Inc. (the Company) is organized on June 13, 2022. » Aspire North America (product development, marketing and sales of cannabis vaping products) and Aspire Science and Technology (product development, marketing and sales of tobacco vaping products) are the two operating subsidiaries of the Company. 11

单击此处编辑母版标题样式 Industry Overview 2 12

# Cannabis Legalization in the U.S.

**Though cannabis is still a Schedule I drug under federal law, 19 states and District of Columbia (D.C.) have approved marijuana for recreational purposes, and 39 states for medicinal use**



- Legal
- Prohibited for any use
- Legal for medical use
- D Decriminalized

*Notes: • Reflects law of states and territories, including laws which have not yet gone into effect. Does not reflect federal, tribal, or local laws.*

*Source: Wikipedia*

## Recent timeline of marijuana legalization

**1996**
- California became the first state to legalize medical cannabis

**2012**
- Colorado and Washington became the first states to legalize recreation use of cannabis

**2014**
- Alaska, Oregon along with Washington D.C. legalized the recreation use of marijuana
- Indian Reservation legalization allowed

**2016**
- Four more states are legalized, including California, Nevada, Massachusetts and Maine(first eastern states)

**2018**
- Vermont became the first state to legalize through an act of legislature

**2020**
- The U.S. House of Representatives passed the Marijuana Opportunity Reinvestment and Expungement Act (the "MORE Act") repealed convictions for nonviolent marijuana crimes, the first time one of the chamber of Congress has endorsed the legalization of marijuana

**2022**
- In April, the U.S. House of Representatives passed the MORE Act that would legalize cannabis throughout the US.
- In July, the U.S. Senate released the Cannabis Administration and Opportunity Act, the first draft of the federal legalization of marijuana
- In October, President Joe Biden issued an executive order pardoning all federal convictions for simple marijuana possession

13

3.1 4.7 6.5 8.7 13.0 20.0 27.0 33.0 38.8 43.8 48.3 0 10 20 30 40 50 2015 2016 2017 2018 2019 2020 2021 2022E 2023E 2024E 2025E Growth Potential for Cannabis Markets Projected US Cannabis Market 2015 – 2025E ( R etail V alue) (1) Market Size of Cannabis Vapor Products 2020 – 2025E (Retail Value) in USD billions 2020 - 2021 2021 - 2025E United States 51.8% 21.4% Global 54.1% 21.7% in USD billions 2.6 3.9 5.0 6.1 7.2 8.5 2.9 4.4 5.6 7.0 8.2 9.6 0 2 4 6 8 10 2020 2021 2022E 2023E 2024E 2025E United States Global 10.5 11.9 13.2 14.2 15.0 16.5 21.1 25.6 29.6 33.3 0 10 20 30 40 50 2021 2022E 2023E 2024E 2025E Medical Use Recreational Use Projected US Medical and Recreational Cannabis Sales 2021 – 2025E ( R etail V alue) (1) S . in USD billions (1)Source: The MJBiz Factbook/Euro Monitor 14 Projected CAGR of Cannabis Vapor Products Market Size

单击此处编辑母版标题样式 Business Highlights 3 15

Industry Pioneer in Cannabis Vaping Proprietary Technology Patented dual coil and airflow system technology enables users to create massive plumes of vape without burning the cannabis oil and eliminates the leakage of the oil from the unit, which we believe could provide the best - in - class airflow and taste Flexible OEM/ODM Solution Cartridge Collection Disposable Collection Battery Collection Leak - proof Design Multi - channel airflow design that prevents oil leakage by capturing oil in the inner chambers Stainless Steel & Pyrex Glass Food - grade stainless steel center - tube is highly resistant to rust as well as heat, enhancing safety and durability Dual Coils Patented Ducore technology and a leak - proof anti - clog body to ensure hassle - free performance Adjustable Airflow Control A fully customizable airflow system that allows you to easily adjust for the perfect hit every time Huge Airflow Delivery Airflow system that provides exceptional airflow that we believe is unrivaled by comparable products Connection Thread The connector makes Ducore cartridge compatible with most batteries on the market 16

# Industry Leading Key Innovations

**BDC (bottom dual coil) coil technology**
- Enhances the flavor performance of e-liquid; Extends the tank e-liquid capacity; Improves the speed of wicking to increase coil life

**BVC (bottom vertical coil) coil technology**
- Enables the coil to last longer while still giving users the purest and cleanest taste from e-liquids

**New coil technology with Cleito tank[1]**
- Frees up more restriction in the airflow, expands flavor profile and increases vapor production

✓ BDC (bottom dual coil) coil technology to provide much higher temperature and expanded heating that achieves much greater flavor and vapor production. Use of dual-coil technology enhances the flavor performance of e-liquid, and the hidden wick cotton with special designed wick holes can both extend the tank e-liquid capacity and improve the speed of wicking to increase the coil life.

✓ BVC (bottom vertical coil) coil represents a big technological breakthrough with a vertical heating wire surrounded by the cotton. This design provides uniform temperature from the tank, together with more efficient wicking. This new technology enables the coil to last longer while still giving users the purest and cleanest taste from e-liquids.

✓ A new coil technology with the Cleito tank, which uses a revolutionary new coil design that replaces the standard chimney and delivers maximized airflow. This design frees up restriction in the airflow, resulting in an expanded flavor profile and increased vapor production.







(1)Currently only used for Tobacco devices

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Global Recognized Tobacco Vaping Brand We are a well - known brand in Europe x Tobacco products are marketed and sold in over 30 countries x Our social media strategies aim to increase brand awareness; synergy across all platforms, including Instagram, Facebook and YouTube, following 21+ age verification guidelines x Through social media, we promote and educate on current and new products, as well as to provide real - time support to customers 18 Please confirm that the social media platforms mentioned are used by us rather than our distributors

Bench of Industry Veterans Tuanfang Liu | Chief Executive Officer & Chairman ▪ Over 14 years of experience in research and development of the e - cigarette products and quality control management. ▪ Mr. Liu founded Shenzhen Yi Jia in 2010 and has served as its Chairman since then. ▪ Mr. Liu is responsible for daily operations and research and development of the e - cigarette and cannabis vaporizer technology products. ▪ Mr. Liu holds doctorate degrees in Business Management from Victoria University School of Management in Switzerland and EuroPort Business School in the Netherlands, respectively. Michael Wang | Chief Financial Officer & CEO of Aspire North America 19 ▪ 20+ years of experience as CEO, COO, and President. Approximately 12 years of internet technology and e - commerce experience. ▪ Mr. Wang served as the President, COO and Co - CEO of The Pharm/Sunday Goods (located in California and Arizona), a vertically integrated leader in the cannabis cultivation, processing, manufacturing, distribution, wholesale, and retail industry between 2018 to 2020. ▪ Mr. Wang received Bachelor of Science and Master of Science degrees in Aerospace Engineering in 1983 and 1985 respectively and received an MBA in Finance and General Management from the University of Chicago’s Booth School of Business in 1992.

Jeffrey Doiron | Chief Revenue Officer ▪ Mr. Doiron has been the Chief Revenue Officer of Aspire North America since March 2021 and Chief Revenue Officer of the Company since July 2022. Mr. Doiron brings to us 22 years of marketing, sales and branding experience. ▪ Mr. Doiron was the president of Quanta Inc., an applied science company between 2017 and 2020. ▪ Mr. Doiron was the co - founder and Chief Executive Officer of Fuel Industries, a global creative agency focused on digital transformation between 1999 and 2017. ▪ Mr. Doiron received an oil burner technician certification in heating, ventilation, and air conditioning from Algonquin College in 1992. Lauren Stower | Chief Impact Officer ▪ Ms. Stower has been our Chief Impact Officer since July 2022. Ms. Stower was the vice president of business development at Aspire North America between 2020 and 2022. ▪ Ms. Stower held several key business development roles at Jetty Extracts and Blue River Terpenes between 2016 and 2020. ▪ Ms. Stower received a Master’s Degree from the University of San Francisco & BA in Social Justice from University of California at Santa Cruz. ▪ Named “Cannabis Culture Advocate of the Year” in 2021 by the Cannabis Chamber of Commerce, Ms. Stower is an internationally - recognized industry expert, featured on panels, podcasts and events summits and expos. Bench of Industry Veterans 20 Tirdad Rouhani | Chief Operating Officer ▪ Mr. Rouhani has been the Chief Operating Officer since July 2022 and held the role of Chief Operating Officer at Touchstone before taking on the role of Chief Executive Officer for Napalm Brands in March 2020. ▪ Mr. Rouhani co - founded two tech companies before converging on the cannabis industry. ▪ Mr. Rouhani received his undergraduate and graduate degrees from the University of Arizona.

单击此处编辑母版标题样式 Business Strategy & Use of Proceeds 4 21

Our Strategies ▪ Expand our technology leadership by investing in vaporizer and similar technology research and development ▪ Increase sales of cannabis products by increasing sales to existing customers, and seek to penetrate the Canadian and European markets as they develop ▪ Continue to innovate via research and development oriented to focus on both medical and recreational usages of cannabis products ▪ Research and development activities, which include our efforts to develop new products and new vaping technology . ▪ In the process for forming a Vietnam subsidiary to perform manufacturing operations in Vietnam; plan to develop assembly faci lit ies in the LA, California area ▪ Consider strategic acquisitions, investments and business relationships if we believe it would help further our business stra teg y ▪ Introduce new products to meet customer needs based on assessment of market direction ▪ Through global sales network and use forum and community group to build and increase engagement and collect feedback for future improvements in product research and development. ▪ Ispire has been sought after by other brands for OEM and ODM work, which will present a key growth area for our products ▪ Our cannabis sales will continue to be primarily ODM sales for the near future 22

Use of Proceeds 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 35% 25% 20% 20% Our Plan for Profitable Growth Develop manufacturing operations in Vietnam and the United States ▪ Manufacturing Automation Research and development activities, which include our efforts to develop new products and new vaping technology ▪ R&D Marketing and promotion of our branded products ▪ Sales & Marketing General administration and working capital ▪ Working Capital* The allocation of proceeds is subject to adjustments by the Company based on the development of the business and the market for the products. * plus any proceeds from the over - allotment option 23

单击此处编辑母版标题样式 Financial Summary 5 24

Financial Overview 25

Appendix Selected Financial Data Year Ended June 30 (Dollars in thousands, except per share amounts) 202 1 202 2 Revenue 63,415 88,095 Cost of revenue 52,999 74,789 Gross profit 10,416 13,306 Operating expenses 6,772 14,295 Other income (expense) (20) 186 Income (loss) before income taxes 3,624 (803) Income taxes (686) (1,071) Net income (loss) 2,938 (1,874) Net income (loss) per share 0.06 (0.04) Average shares of common stock outstanding (basic and diluted) 50,000,000 50,000,000 Assets 93,864 100,735 Current assets 93,421 99,449 Working capital 13,585 10,481 Retained earnings 13,821 11,946 Stockholders' equity 13,758 11,767 Net cash flows provided by (used in) operating activities 5,024 (7,558) Net cash used in investing activities (1) (122) Net cash used in financing activities (228) (3,089) Net increase (decrease) if cash and cash equivalents 4 , 795 (10,769) 26

Appendix (Cont’d) Selected Financial Data Six Months Ended December 31 (Dollars in thousands, except per share amounts) 202 1 202 2 Revenue 47,233 58,840 Cost of revenue 39,921 48,910 Gross profit 7,312 9,930 Operating expenses 5,528 11,608 Other income (expense) 124 (441) Income (loss) before income taxes 1,908 (2,119) Income taxes (629) (832) Net income (loss) 1,279 (2,951) Net income (loss) per share 0.0 3 ( 0.0 6) Average shares of common stock outstanding (basic and diluted) 50,000,000 50,000,000 Net cash flows provided by (used in) operating activities (8,484) 8,825 Net cash used in investing activities (47) (478) Net cash used in financing activities (2,234) 1,440 Net increase (decrease) if cash and cash equivalents (10,765) 9,787 27